Exhibit 99.1

 PRESS RELEASE

BROOKFIELD INFRASTRUCTURE CONSORTIUM TO ACQUIRE ASSETS OF ASCIANO LIMITED

Brookfield, News, March 14, 2016 – Brookfield Infrastructure (NYSE:BIP)(TSX:BIP.UN) together with its institutional partners, GIC Private Limited (and certain of its affiliates), British Columbia Investment Management Corporation and the Qatar Investment Authority (the "Brookfield Consortium") and Qube Holdings Limited ("Qube"),  along with its institutional partners (the "Qube Consortium"), today announced a binding agreement to implement a transaction that will result in the acquisition of the entire business currently owned and operated by Asciano Limited (ASX: AIO) ("Asciano"), a high quality port and rail logistics company in Australia with an enterprise value of approximately A$12 billion.  The transaction will be implemented by a scheme of arrangement ("Scheme") under Australian law which will see Asciano shareholders receive A$9.28 per Asciano share (the "Transaction").

The key terms of the transaction are outlined as follows:
•	All-cash consideration of A$9.28 per share, inclusive of already announced A$0.13 per share interim dividend
•	Acquisition of the ports business for A$3.84 billion, cash and debt free:
-	The Brookfield Consortium and the Qube Consortium will acquire the Patrick terminals business on a 50/50 basis for A$2,915 million
-	The Brookfield Consortium will acquire 100% of BAPS for A$925 million
•	Acquisition of the rail business:
-	76% by certain institutional partners of the Qube Consortium (excluding Qube)
-	24% by certain institutional partners of the Brookfield Consortium (excluding Brookfield)
As part of the above transaction, Brookfield Infrastructure has committed to invest a minimum of US$350 million from its current liquidity into Asciano's high quality ports business, a unique network of port assets in Australia that include:
•	Patrick, the container terminal operations in major Australian cities including Sydney, Melbourne, Brisbane and Perth that have a capacity of approximately 4.9 million TEUs; and
•	BAPS, the Port, terminal and supply chain services that support shipping lines, importers, exporters, freight forwarders and customs brokers.

On completion of this transaction, Brookfield Infrastructure will earn an amount of approximately US$70 million on its proportionate share of Brookfield Consortium's toehold position in Asciano and the break fee previously paid in connection with the prior offer.
"We are pleased to deliver a joint transaction that is on an all-cash basis and clearly superior to any previous offer.  In addition, our transaction has been structured with a view to eliminating many of the issues associated with the prior offers, and therefore delivering a high degree of transaction certainty for Asciano shareholders," said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure.  "We are also pleased to partner with Qube in the ownership of the container terminals. With this new transaction, we will globalize our container terminal business, and expect to have opportunities for further optimization given Qube's expertise in the Australian logistics industry and its history with these assets."
The transaction price for Asciano shareholders represents a premium of approximately 41.0% to the undisturbed volume weighted average price of Asciano shares during the five days leading up to and including June 30, 2015, the date prior to which Asciano announced that discussions in relation to Brookfield Infrastructure's original offer were taking place.

Summary of the Transaction
Scheme of Arrangement
The Transaction is being implemented by way of a Scheme of Arrangement under Australian law. Under the Scheme, Asciano shareholder will receive A$9.28 in cash (inclusive of and assuming receipt of the already announced A$0.13 interim dividend) in exchange for each Asciano share held, subject to receipt of all applicable approvals.
The Transaction has been structured to facilitate the acquisition by the Brookfield Consortium of:
•	a 50% interest in the Patrick business under a Patrick Share Purchase Agreement among the Brookfield Consortium, Qube and Asciano; and
•	a 100% interest in the BAPS business under a BAPS Share Purchase Agreement between the Brookfield Consortium and Asciano.
Under the terms of the Transaction, institutional investors, including certain of Brookfield's institutional partners, will acquire the Pacific National rail business, following implementation of the Scheme and completion of detailed agreements. Brookfield will not acquire any interest in the Pacific National rail business.
The proceeds of these acquisitions will be partly used to fund the price to be paid to Asciano shareholders. The remainder of the consideration will be funded by the Qube Consortium and certain of Brookfield's institutional partners.
As permitted under the Scheme Implementation Deed, if the transaction proceeds, Asciano expects to pay a fully franked Special Dividend of up to A$0.90 per share before the Scheme Implementation Date. To the extent that a Special Dividend is paid, the scheme consideration will be reduced by the amount of the Special Dividend.
Scheme Conditions
The Scheme requires approval by at least 75% of votes cast by Asciano securityholders and support from the majority by number of such holders who vote.  The Brookfield Consortium and the Qube Consortium are precluded from voting at the Scheme meeting, with respect to any shares in Asciano held or controlled by any party to those consortia (other than small fiduciary holdings held by certain of Brookfield's institutional partners).  Asciano plans to hold its shareholders' meeting to approve the Scheme in early June 2016.
The Scheme is also subject to various conditions, including but not limited to:
•	Court approval;
•	Australian Competition & Consumer Commission (ACCC) merger clearance;
•	Australian Foreign Investment Review Board (FIRB) approval;
•	New Zealand Overseas Investment Office (OIO) approval; and
•	European Union Merger Clearance.
Full details of the conditions applicable are contained in the Scheme Implementation Deed and will be set out in the Scheme Booklet that is expected to be mailed to Asciano shareholders in early May.
Scheme Consideration

The consideration to be offered to Asciano shareholders as part of the Scheme will be equal to A$9.28 cash per Asciano share held, inclusive of the interim dividend of A$0.13 per share to be paid on March 24th, 2016, less the amount of any Special Dividend paid by Asciano to its shareholders.

Process
It is anticipated that Asciano shareholder approval will be sought at a meeting to be held in early June 2016, and that the merger will be completed at around the end of Q2 2016, subject to the various regulatory approvals referred to above.
Detailed documentation in relation to the Scheme is expected to be mailed to Asciano shareholders in early May 2016.

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Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and communications sectors across North and South America, Australia and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldinfrastructure.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with approximately $225 billion of assets under management. For more information, go to www.brookfield.com

For more information, please visit our website at www.brookfieldinfrastructure.com or contact:
Media: Andrew Willis Senior Vice President, Communications and Media Tel: (416) 369-8263 Email: andrew.willis@brookfield.com	Investors: Melissa Low Vice President, Investor Relations & Communications Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will", "tend to", "target", "future", "growth", "expect",  "believe", "plan", "should", "continue", "hope", "may",  derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding the Scheme, the likelihood it will be completed and the impact it will have on Brookfield Infrastructure's business.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure's businesses and in particular completion of the acquisition referred to in this news release, which cannot be assured, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced and potential acquisitions that may be subject to conditions precedent, and to integrate acquisitions into existing operations, the future performance of these acquisitions, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under "Risk Factors" in Brookfield Infrastructure's most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.